SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 13, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press releases dated April 12, 2005, announcing the availability of its new DELMIA Automation product line, which enables control engineers in all automation industries to digitally define, control and monitor automated systems entirely in a 3D virtual environment.

Dassault Systèmes Establishes New Paradigm in
Automation Design and PLC Programming

DELMIA Automation V5R15 gives control engineers a collaborative, virtual environment to design, simulate, validate and optimize automated systems

Hannover, Germany — April 12, 2005 – Dassault Systèmes (Nasdaq: DASTY: Euronext Paris: #13065, DSY.PA), today announced the availability of its new DELMIA Automation product line, which enables control engineers in all automation industries to digitally define, control and monitor automated systems entirely in a 3D virtual environment. Based upon a unique Logic Control Modeler (LCM) technology, DELMIA Automation provides a digital model of control logic for an automated system independent of PLC hardware.

DELMIA Automation helps to significantly reduce product launch time by identifying control logic errors well before implementation through evaluation of PLC programs and/or changes on virtual equipment instead of taking risks on the real equipment — allowing the pre-commissioning of the PLC logic and program. This reduces development time, reduces costs in both manpower and capital investment and increases total factory productivity.

“With the increasing time and cost pressures that are put upon new product introductions and production efficiency, Automation design and PLC programming can no longer be seen as an isolated function in the development process,” said Philippe Charlès, CEO, Delmia Corp.. “DELMIA Automation’s collaborative digital workspace allows mechanical, electrical, and control design engineers to work in parallel to share knowledge, react to changes, and communicate within the same V5 virtual environment.”

The new solution provides a natural extension to the DELMIA PLM (Product Lifecycle Management) offering. While PLM solutions simplify and enhance end-to-end product management, Automation solutions validate and improve the internal behavior of control systems. PLM Data can also be reused and integrated into DELMIA Automation for a truly powerful solution that extends beyond the product lifecycle cycle vision.

DELMIA Automation is a scalable solution that can be used as a stand-alone programming environment for PLC’s using the languages defined in the IEC61131-3 standard or deployed as a complete automation solution integrating mechanical, electrical and control design data in a 3D environment. DELMIA Automation LCM Studio provides the tools necessary to create, edit, debug, and validate a PLC program and allows users to create and re-use predefined control logic blocks. The resulting program can be downloaded to a PLC through an optional PLC Setup.

PLC Setups for DELMIA Automation are developed in close collaboration with major PLC providers such as SIEMENS A&D Automation Systems, Schneider Electric and OMRON Corporation.

_________________

Notes to Editors

DELMIA Automation is distributed through Dextus, a subsidiary of Schneider Electric, created in June 2004 in partnership with Dassault Systèmes; by OMRON Corporation, which became a business partner of Dassault Systèmes in November of 2004. These companies are responsible for all the services required to implement the new product line, from production process definition to commissioning, initially targeting the automotive industry.

About DELMIA

DELMIA is a premier brand for digital manufacturing solutions, focused on two unique software applications that can be used to streamline manufacturing processes. DELMIA Automation provides solutions to digitally design test and validate the control of a machine, workcell, or entire factory line and DELMIA PLM provides the process and resource capability to enable continuous creation and validation of manufacturing processes as related to the product throughout the entire product lifecyle. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about DELMIA is available at http://www.delmia.com.

About Dassault Systèmes

As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Delmia Corp. Press Contact Americas:	Dassault Systemes Press Contact Europe:
Nancy Lesinski	Anthony Marechal (Europe)
French & Rogers (for Delmia Corp.)	+ 33 1 55 49 84 21
+1 248 641 0044	anthony_marechal@ds-fr.com
n.lesinski@french-rogers.com

DELMIA Press Contact United Kingdom:	Dassault Systemes Press Contact Americas:
Sarah Cockburn-Price	Derek Lane
+44 (0)161 789 8108	+ 1 818 673-2243
sarah@cockburn-price.com	derek_lane@ds-us.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 13, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration